As filed with the Securities and Exchange Commission on September 1, 2017

Registration No. 033-81216
Registration No. 811-02513

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

Post-Effective Amendment No. 58 To
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

and Amendment to

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account C of

Voya Retirement Insurance and Annuity Company

One Orange Way, Windsor, Connecticut 06095-4774

Depositor's Telephone Number, including Area Code: (860) 580-2824

J. Neil McMurdie, Senior Counsel
Voya Legal Services
One Orange Way, C2N, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:
As soon as practical after the effective date of the Registration Statement

It is proposed that this filing will become effective:

_____	60 days after filing pursuant to paragraph (a)(1) of Rule 485
X	immediately upon filing, pursuant to paragraph (b) of Rule 485

If appropriate, check the following box:

_____	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Group Deferred Variable and Fixed Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PARTS A AND B

The Prospectus and the Statement of Additional Information each dated May 1, 2017 are incorporated into Parts A and B, respectively, of this Post-Effective Amendment No. 58 by reference to Registrant's filing under Rule 485(b) as filed on April 21, 2017.

A supplement dated September 1, 2017 to the Prospectus and Statement of Additional Information is included in Parts A and B of this Post-Effective Amendment No. 58.

Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

STATE UNIVERSITY OF NEW YORK
DEFINED CONTRIBUTION RETIREMENT PLAN

Supplement Dated September 1, 2017 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2017

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

Effective October 1, 2017, the Mortality and Expense Risk Charge in the **Current Charges** table under the **Separate Account Annual Expenses** subsection of the **FEE TABLE** section in your Contract Prospectus and Contract Prospectus Summary will be reduced. Consequently, effective October 1, 2017, the **Current Charges** table in your Contract Prospectus and Contract Prospectus Summary will be deleted in its entirety and replaced with the following:

	Current Charges[7]			
	SUNY ORP Contracts		**SUNY Voluntary Plan Contracts**	
	Voya Government Money Market Portfolio Subaccount	All Other Subaccounts	Voya Government Money Market Portfolio Subaccount	All Other Subaccounts
Mortality and Expense Risk Charge	0.00%	0.50%	0.10%	0.75%
Administrative Expense Charge	0.25%	0.25%	0.20%	0.20%
Total Separate Account Annual Expenses	0.25%	0.75%	0.30%	0.95%

---

[7] We currently charge the amounts shown in these columns; however, we reserve the right to charge up to the maximum amounts shown in the "Maximum Charges" table in the Contract Prospectus and Contract Prospectus Summary.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. **Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***

VARIABLE ANNUITY ACCOUNT C
PART C - OTHER INFORMATION

Item 24.   Financial Statements and Exhibits
   (a)   Financial Statements:
      (1)   Incorporated by reference in Part A:
            Condensed Financial Information
      (2)   Incorporated by reference in Part B:
            Financial Statements of Variable Annuity Account C:
- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2016
- Statements of Operations for the year ended December 31, 2016
- Statements of Changes in Net Assets for the years ended December 31, 2016 and 2015
- Notes to Financial Statements

Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company:
- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2016 and 2015
- Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014
- Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2016, 2015 and 2014
- Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014
- Notes to Consolidated Financial Statements

   (b) Exhibits
      (1)   Resolution establishing Variable Annuity Account C • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 22, 1996.
      (2)   Not Applicable
      (3.1)   Standard Form of Broker-Dealer Agreement • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.
      (3.2)   Underwriting Agreement dated November 17, 2006 between ING Life Insurance and Annuity Company and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-75996), as filed on December 20, 2006.

(3.3)   Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.

(3.4)   Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among Directed Services LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(3.5)   Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010 by and between Directed Services LLC and ING Life Insurance and Annuity Company (now known as Voya Retirement Insurance and Annuity Company) • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014.

(3.6)   Amendment No. 3 to the Intercompany Agreement dated December 1, 2013 (effective December 23, 2013) between Directed Services LLC (DSL) and ING Life Insurance and Annuity Company (ILIAC) • Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4 (File No. 333-167182), as filed on April 21, 2015.

(3.7)   Amendment No. 4 to the Intercompany Agreement effective May 1, 2015 between Directed Services LLC (DSL) and Voya Retirement Insurance and Annuity Company (VRIAC) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-167182), as filed on June 24, 2016.

(3.8)   Amendment No. 5 to the Intercompany Agreement effective March 1, 2016 to the Intercompany Agreement dated December 22, 2010 between Directed Services LLC (DSL) and ING Life Insurance and Annuity Company (ILIAC) (now known as Voya Retirement Insurance and Annuity Company or VRIAC) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-167182), as filed on June 24, 2016.

(3.9)   Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.

(3.10)   Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(3.11)   Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010 by and between ING Investment Management LLC (now known as Voya Investment Management LLC) and ING Life Insurance and Annuity Company (now known as Voya Retirement Insurance and Annuity Company) • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014.

(3.12)   Amendment No. 4, effective March 1, 2016, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC (IIM) (now known as Voya Investment Management LLC or VIM) and ING Life Insurance and Annuity Company (ILIAC) (now known as Voya Retirement Insurance and Annuity Company or VRIAC) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-167182), as filed on June 24, 2016.

(4.1)   Variable Annuity Contract (G-TDA-HH(XC/M)) • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 17, 1996.

(4.2)   Variable Annuity Contract (G-TDA-HH(XC/S)) • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 17, 1996.

(4.2)   Variable Annuity Contract (G-401-IB(X/M)) • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 17, 1996.

(4.3)   Variable Annuity Contract (G-CDA-IB(XC/SM)) • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 17, 1996.

(4.4)   Variable Annuity Certification (GTCC-HH(XC/M)) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 17, 1998.

(4.5)   Variable Annuity Certificate (GTCC-HH(XC/S)) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 17, 1998.

(4.6)   Variable Annuity Contract Certificate (GC401-IB(X/M) to Contract G-401-IB(X/M) • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2003.

(4.7)   Variable Annuity Contract Certificate (GC403-IB(XC/SM) to Contract G-CDA-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2003.

(4.8)	Endorsement (EGET-IC(R)NY) to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 12, 1996.
(4.9)	Endorsement (ENYSUTMF97) to Contract G-TDA-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 14, 1997.
(4.10)	Endorsement (ENYSUTMF97(S)) to Contract G-TDA-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 14, 1997.
(4.11)	Endorsement (ESUNYSDO97) to Contracts G-CDA-IB(XC/SM) and G-401-IB(X/M) and Contract Certificates GC401-IB(X/M) and GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 12, 1997.
(4.12)	Endorsement (EGAA(5/98) NY) to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 17, 1998.
(4.13)	Endorsement (EG403-GIE-98)-XC to Contract G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-4 (File No. 333-01107), as filed on September 10, 1998.
(4.14)	Endorsement (EG403-GI-98) to Contract G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 033-75962), as filed on September 15, 1998.
(4.15)	Endorsement (EGET-99) to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 7, 1999.
(4.16)	Endorsement (ENYS-XC/M-00) to Contract G-TDA-HH(XC/M) and Certificate G-TDA-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form S-1 (File No. 033-75962), as filed on April 13, 2000.
(4.17)	Endorsement (ENYS-XC/S-00) to Contract G-TDA-HH(XC/S) and Certificate G-TDA-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form S-1 (File No. 033-75962), as filed on April 13, 2000.

(4.18)   Endorsement (EGSF-IB(XC/M)) to Contract G-TDA-HH(XC/M) and
           Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective
           Amendment No. 25 to Registration Statement on Form N-4 (File No. 033-
           75962), as filed on December 6, 2000.
(4.19)   Endorsement (EGAA-ID(XC)) to Contract G-TDA-HH(XC/S) and Certificate
           GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment
           No. 25 to Registration Statement on Form N-4 (File No. 033-75962), as filed
           on December 6, 2000.
(4.20)   Endorsement EDSC-94(XC/M) to Contract G-TDA-HH(XC/M) and
           Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective
           Amendment No. 26 to Registration Statement on Form N-4 (File No. 033-
           75962), as filed on December 13, 2000.
(4.21)   Endorsement (ESU401-01) to Contract G-401-IB(X/M) and Certificate
           GC401-IB(X/M) • Incorporated by reference to Post-Effective Amendment
           No. 20 to Registration Statement on Form N-4 (File No. 033-81216), as filed
           on December 11, 2001.
(4.22)   Endorsement (ESU403-01) to Contract G-CDA-IB(XC/SM) and Certificate
           GC403-IB(XC/SM) • Incorporated by reference to Post-Effective
           Amendment No. 20 to Registration Statement on Form N-4 (File No. 033-
           81216), as filed on December 11, 2001.
(4.23)   Endorsement (ENYS-AR-01) to Contracts G-TDA-HH(XC/M) and G-TDA-
           HH(XC/S) and Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) •
           Incorporated by reference to Post-Effective Amendment No. 30 to Registration
           Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.
(4.24)   Endorsement EEGTRRA-HEG(01) to Contracts G-TDA-HH(XC/M) and G-
           TDA-HH(XC/S) and Contract Certificates GTCC-HH(XC/M) and GTCC-
           HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 30
           to Registration Statement on Form N-4 (File No. 033-75962), as filed on April
           8, 2002.
(4.25)   Endorsements ENMCHG(05/02) and ENMCHG1(05/02) for name change •
           Incorporated by reference to Post-Effective Amendment No. 30 to Registration
           Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.
(4.26)   Endorsement ESUNY-02 to Contracts G-401-IB(X/M) and G-CDA-
           IB(XC/SM) and Contract Certificates GC401-IB(X/M) and GC403-
           IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 23
           to Registration Statement on Form N-4 (File No. 033-81216), as filed on April
           11, 2002.
(4.27)   Endorsement ENMCHG (05/02) and ENMCHGI (05/02) for name change •
           Incorporated by reference to Post-Effective Amendment No. 30 to
           Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8,
           2002.

(4.28)	Endorsement ESUNY-02-1 to Contracts G-401-IB(X/M) and G-CDA-IB(XC/SM) and Certificates GC401-IB(X/M) and GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 (File No. 033-81216), as filed on December 8, 2003.
(4.29)	Endorsement E-LOANSBA(1/02) to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Contract Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 39 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 17, 2004.
(4.30)	Contract Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 39 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 17, 2004.
(4.31)	Endorsement ESUNY-LOAN (9/04) to Contracts G-401-IB(X/M) and G-CDA-IB(XC/SM) and Certificates GC401-IB(X/M) and GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 29 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 10, 2005.
(4.32)	Roth 403(b) Endorsement - E-ROTH403B-M-05 to Contract G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 11, 2006.
(4.33)	Roth 403(b) Endorsement - E-ROTH403B-S-05 to Contract G-TDA-HH(XC/S) and Certificate GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 11, 2006.
(4.34)	Endorsement E-NYSUTDB-06 • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 033-75962), as filed on September 27, 2006.
(4.35)	Endorsement E-LNDFLT (1/04) to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Contract Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2007.
(4.36)	Endorsement ENYSTINTM (9/04) to Contract G-TDA-HH(XC/M) and Contract Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2007.
(4.37)	Endorsement ENYSTINTS (9/04) to Contract G-TDA-HH(XC/S) and Contract Certificate GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2007.

(4.38)   Endorsement ENYSUTBEN 97 to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Contract Certificate GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2007.

(4.39)   Rider Schedule to Minimum Guaranteed Withdrawal Benefit (E-MGWB-07 SCH) to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Contract Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(4.40)   Minimum Guaranteed Withdrawal Benefit Rider with Reset Option (MGWB)-(E-MGWB-07) to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Contract Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 033-75962), as filed on July 27, 2007.

(4.41)   Endorsement ESUNY-HDSP-04 to Contract G-403-IB(X/M) and Certificate GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2007.

(4.42)   Endorsement E-403bR-09 to Contract Certificate GC403-IB(XC/SM) and Contract G-CDA-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 41 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 13, 2009.

(4.43)   Endorsement E-403bTERM-08 to Contract Certificate GC403-IB(XC/SM) and Contract G-CDA-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 41 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 13, 2009.

(4.44)   Endorsement E-403bR-09 to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 54 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 9, 2009.

(4.45)   Endorsement E-403bTERM-08 to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 54 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 9, 2009.

(4.46)   Endorsement NYOPSC-09 Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Contract Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 5, 2011.

(4.47) Endorsement E-DOMA-10 to Contracts G-401-IB(X/M) and G-CDA-IB(XC/SM) and Certificates GC401-IB(X/M), GC403-IB(XC/SM), GFE-PCCA-IC(NY) and GFE-PPCA-IC(NY) • Incorporated by reference to Post-Effective Amendment No. 45 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2012.

(4.48) Endorsement E-SUNYDE-12 to Contract G-401-IB(X/M) and Certificate GC401-IB(X/M) • Incorporated by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2013.

(4.49) Endorsement E-USWD-13 to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Contract Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 62 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2014.

(4.50) Endorsement E-OPDE-14 to Contract G-TDA-HH (XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(4.61) Endorsement EVNMCHG (09/14) name change endorsement • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(4.52) Endorsement E-RO457-11 to Contracts GLID-CDA-HO, GID-CDA-HO, GSD-CDA-HO, G-CDA-HD(X), G-CDA-HD(X/NS), GAGOV-98(NY) and GF-PVA-IC(NY) • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(4.53) Endorsement E-NYSUTDB-06 (refiling under VRIAC) to Contract G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(4.54) Endorsement NYOPSC-09 (refiling under VRIAC) to Contract G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(4.55) Endorsement E-403bR-09 (refiling under VRIAC) to Contract G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(4.56) Endorsement E-403bTERM-08 (refiling under VRIAC) to Contracts G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(4.57)   Endorsement E-SUNYDE-12 to Contract G-401-IB(X/M) and Certificate GC401-IB(X/M) • Incorporated by reference to Post-Effective Amendment No. 52 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 13, 2015.

(4.58)   Endorsement E-403bR-09 to Contract G-CDA-IB(XC/SM) and Contract Certificate GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 52 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 13, 2015.

(4.59)   Endorsement E-403bTERM-08 to Contract G-CDA-IB(XC/SM) and Contract Certificate GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 52 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 13, 2015.

(4.60)   Endorsement EEGTRRA-HEG(01) to Contract G-CDA-IB(XC/SM) and Contract Certificate GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 52 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 13, 2015.

(4.61)   Payment of Surrender Value Endorsement E-SUNYEASE-15 to Contracts G-401-IB(X/M) and G-CDA-IB(XC/SM) and Contract Certificates GC401-IB(X/M) and GC-403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 55 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 19, 2016.

(4.62)   Sum Payable at Death Endorsement E-SUNYDB-15 to Contracts G-401-IB(X/M) and G-CDA-IB(XC/SM) and Contract Certificates GC401-IB(X/M) and GC-403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 55 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 19, 2016.

(4.63)   Endorsement E-OPEASE-15 to Contracts G-TDA-HH(XC/S) and G-TDA-HH(XC/M) and Certificates GTCC-HH(XC/S) and GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 67 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 15, 2016.

(5.1)   Variable Annuity Contract Application (300-GTD-NY(5/98)) • Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 033-75962), as filed on September 15, 1998.

(5.2)   Opportunity Plus Application 300-TDA-HH 09 (XC) 09/01/2014 • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(5.3)   Variable Annuity Contract Application 155634 (10/11)(NY) • Incorporated by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2013.

(5.4)   Variable Annuity Contract Application 155634 (03/15)(NY) • Incorporated by reference to Post-Effective Amendment No. 52 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 13, 2015.

(6.1) Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company Annual Report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.

(6.2) Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007 • Incorporated by reference to the ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.

(7) Not Applicable

(8.1) (Retail) Selling and Services Agreement and Fund Participation Agreement made and entered into June 27, 2008 by and among ING Life Insurance and Annuity Company, ING Financial Advisers, LLC, American Beacon Advisors, Inc. and Foreside Fund Services, LLC • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(8.2) (Retail) Assignment of Selling and Services Agreement and Fund Participation Agreement Letter dated June 24, 2008 agreed and consented to by ING Life Insurance and Annuity Company and ING Financial Advisors, LLC • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(8.3) (Retail) First Amendment dated February 9, 2009 to the Selling and Services Agreement and Participation Agreement dated June 27, 2008 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLP, ING Financial Advisers, LLC and American Beacon Advisers, Inc. • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(8.4) (Retail) Second Amendment dated July 14, 2009 to the Selling and Services Agreement and Participation Agreement dated June 27, 2008 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLP, ING Financial Advisers, LLC and American Beacon Advisers, Inc. and amended on February 9, 2009 • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(8.5) (Retail) Third Amendment dated January 25, 2010 to the Selling and Services Agreement and Participation Agreement dated June 27, 2008 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLP, ING Financial Advisers, LLC and American Beacon Advisers, Inc. and amended on February 9, 2009 and July 14, 2009 • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(8.6)	(Retail) Assignment of Rule 22c-2 Agreement Letter dated June 24, 2008 agreed and consented to by ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.
(8.7)	Rule 22c-2 Agreement dated June 19, 2008 between American Beacon Advisors, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.
(8.8)	(Retail) Fund Participation Agreement dated as of July 1, 2000 between Aetna Life Insurance and Annuity Company, American Century Services Corporation and American Century Investment Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 13, 2000.
(8.9)	(Retail) Amendment No. 1 effective November 7, 2003 to Fund Participation Agreement dated as of July 1, 2000 between ING Life Insurance and Annuity Company and American Century Investment Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 37 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 13, 2004, and by reference to Amendment No. 2 to Post-Effective Amendment No. 48 (File No. 033-75962), as filed on April 10, 2007, and by reference to Amendment No. 3 to Post-Effective Amendment No. 10 (File No. 333-105479), as filed on April 11, 2008, and by reference to Amendment No. 4 to Post-Effective Amendment No. 6 (File No. 333-167680), as filed on April 7, 2014.
(8.10)	(Retail) Novation Agreement dated February 23, 2010 to Fund Participation Agreement dated as of July 1, 2000 between American Century Investment Services, Inc., American Century Services, LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 59 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 3, 2012.
(8.11)	(Retail) Selling and Services Agreement dated as of July 1, 2000 by and among Aetna Investment Services, Inc., Aetna Life Insurance and annuity Company, American Century Services Corporation and American Century Investment Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.12)   (Retail) Amendment No. 1 effective November 7, 2003 to Selling and Services Agreement dated as of July 1, 2000 by and between ING Financial Advisers, LLC (formerly known as Aetna Investment Services, Inc.), ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company) and American Century Investment Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.13)   (Retail) Amendment No. 2 effective October 1, 2004 to Selling and Services Agreement dated as of July 1, 2000 by and between ING Financial Advisers, LLC (formerly known as Aetna Investment Services, Inc.), ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company), American Century Investment Services, Inc. and American Century Services, LLC (formerly known as American Century Services Corporation) as amended on November 7, 2003 • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.14)   (Retail) Amendment No. 3 effective April 1, 2007 to Selling and Services Agreement dated as of July 1, 2000 by and between ING Financial Advisers, LLC (formerly known as Aetna Investment Services, Inc.), ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company), American Century Investment Services, Inc. and American Century Services, LLC (formerly known as American Century Services Corporation) as amended on October 1, 2004 and November 7, 2003 • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.15)   (Retail) Fourth Amendment dated as of April 6, 2009 to Selling and Services Agreement dated as of July 1, 2000 by and between ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company), ING Institutional Plan Services, LLP, ING Financial Advisers, LLC (formerly known as Aetna Investment Services, Inc.), American Century Investment Services, Inc. and American Century Services, LLC (formerly known as American Century Services Corporation) as amended on April 1, 2007, October 1, 2004 and November 7, 2003 • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.16)   (Retail) Fifth Amendment dated as of July 1, 2013 to Selling and Services Agreement dated as of July 1, 2000 by and between ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company), ING Institutional Plan Services, LLP, ING Financial Advisers, LLC (formerly known as Aetna Investment Services, Inc.), American Century Investment Services, Inc. and American Century Services, LLC (formerly known as American Century Services Corporation) as amended on November 7, 2003, October 1, 2004, April 1, 2007 and April 6, 2009 • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.17)   (Retail) Novation Agreement dated February 23, 2010 to Selling and Services Agreement dated as of July 1, 2000 by and among American Century Investment Services, Inc., American Century Services, LLC, ING Financial Advisors, LLC, ING Life Insurance and Annuity Company and ING Institutional Plan Services LLP • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.18)   Rule 22c-2 Agreement dated April 4, 2007 and is effective as of October 16, 2007 between American Century Investment Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.19)   (Retail) Participation Agreement dated as of January 1, 2003 by and among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, American Funds Distributors, Inc. and American Funds Service Company • Incorporated by reference to Post-Effective Amendment No. 42 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 16, 2005.

(8.20)	(Retail) First Amendment is made and entered into as of January 3, 2006 to the Participation Agreement dated January 1, 2003 by and among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, American Funds Distributors, Inc. and American Funds Service Company and amended on November 1, 2006, February 1, 2007, October 1, 2008, January 30, 2009, May 1, 2009, December 1, 2010 and February 1, 2011 • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006, and by reference to Post-Effective Amendment No. 46 (File No. 333-01107), as filed on February 15, 2008, and by reference to Post-Effective Amendment No. 54 (File No. 333-01107), as filed on November 18, 2008, and by reference to Post-Effective Amendment No. 54 (File No. 033-75962), as filed on April 9, 2009, and by reference to Post-Effective Amendment No. 55 (File No. 033-75962), as filed on April 8, 2010, and by reference to Post-Effective Amendment No. 1 (File No. 333-167680), as filed on February 11, 2011, and by reference to Post-Effective Amendment No. 58 (File No. 033-75962), as filed on December 16, 2011.
(8.21)	(Retail) Selling Group Agreement among American Funds Distributors, Inc. and Aetna Investment Services, Inc. dated June 30, 2000 • Incorporated by reference to Post-Effective Amendment No. 42 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 16, 2005.
(8.22)	(Retail) Supplemental Selling Group Agreement by and among American Funds Distributors, Inc. and Aetna Investment Services, Inc. dated June 30, 2000 • Incorporated by reference to Post-Effective Amendment No. 42 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 16, 2005.
(8.23)	(Retail) Omnibus addendum (R shares) dated February 6, 2004 to the Selling Group Agreement dated June 30, 2000 and effective January 1, 2003 between American Funds Distributors, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 42 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 16, 2005.
(8.24)	Rule 22c-2 Agreement dated and effective as of April 16, 2007 and operational on October 16, 2007 between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.25)   (Retail) Selling and Services Agreement and Fund Participation Agreement dated March 19, 2010 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, Aston Asset Management, LLC, Aston Funds and PFPC Distributors, Inc. • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-167680), as filed on June 22, 2010.

(8.26)   Rule 22c-2 Agreement made and entered into as of March 19,2010 between Aston Fund, Aston Asset Management, LLC, PFPC Distributors, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 8, 2010.

(8.27)   Fund Participation Agreement dated December 1, 1997 among Calvert Responsibly Invested Balanced Portfolio, Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.

(8.28)   Service Agreement dated December 1, 1997 between Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.

(8.29)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Calvert Distributors, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.30)   (Retail) Selling and Services Agreement and Fund Participation Agreement dated March 17, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, and Delaware Service Company, Inc. • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 033-81216), as filed on August 15, 2012.

(8.31)	Schedule A-1 dated August 1, 2010 to Selling and Services Agreement and Fund Participation Agreement dated March 17, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, and Delaware Service Company, Inc. • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 033-81216), as filed on August 15, 2012.
(8.32)	Schedule A-1 dated September 30, 2009 to Selling and Services Agreement and Fund Participation Agreement dated March 17, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, and Delaware Service Company, Inc. • Incorporated by reference to Post-Effective Amendment No. 62 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2013.
(8.33)	Schedule A-1 April 17, 2009 to Selling and Services Agreement and Fund Participation Agreement dated March 17, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, and Delaware Service Company, Inc. • Incorporated by reference to Post-Effective Amendment No. 62 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2013.
(8.34)	Rule 22c-2 Agreement made and entered into as of March 17, 2009 between Delaware Service Company, Inc. and ING Life Insurance and Annuity Company and ING National Trust • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 033-81216), as filed on August 15, 2012.
(8.35)	Amended and Restated Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(8.36)	First Amendment as of June 26, 2009 to Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.37)   Letter Agreement dated May 16, 2007 and effective July 2, 2007 between ING Life Insurance and Annuity Company, Variable Insurance Products Fund, Variable Insurance Products Fund I, Variable Insurance Products Fund II, Variable Insurance Product Fund V and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 033-75962), as filed on July 27, 2007.

(8.38)   Service Agreement effective as of June 1, 2002 by and between Fidelity Investments Institutional Operations Company, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.

(8.39)   Service Contract dated June 20, 2003 and effective as of June 1, 2002 by and between Directed Services, Inc., ING Financial Advisers, LLC, and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.

(8.40)   First Amendment effective as of April 1, 2005 to Service Contract dated June 30, 2003 between Fidelity Distributors Corporation and ING Financial Advisers, Inc. and amended on April 1, 2006 • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006.

(8.41)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.42)   Amended and Restated Participation Agreement as of December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4 (File No. 333-85618), as filed on February 1, 2007.

(8.43)   Amendment effective June 5, 2007 to Amended and Restated Participation Agreement dated December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, LLC and amended on November 17, 2011 • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007, and by reference to Post-Effective Amendment No. 59 (File No. 033-75962), as filed on April 3, 2012.

(8.44)   Amendment No. 3 dated August 12, 2013 to Amended and Restated Participation Agreement dated December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Directed Services, LLC and ING Financial Advisers, LLC and amended on June 5, 2007 and November 17, 2011 • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(8.45)   Amendment No. 4 dated August 1, 2014 to Amended and Restated Participation Agreement dated December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Voya Retirement Insurance and Annuity Company (formerly ING Life Insurance and Annuity Company), Voya Insurance and Annuity company (formerly ING USA Annuity and Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Directed Services, LLC and Voya Financial Partners, LLC (formerly ING Financial Advisers, LLC), and amended on June 5, 2007, November 17, 2011 and August 12, 2013 • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(8.46)   Amended and Restated Administrative Services Agreement dated October 3, 2005 between Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.

(8.47)   Amendment No. 1 dated May 17, 2006 to Amended and Restated Administrative Services Agreement dated October 3, 2005 by and among Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York and amended on November 11, 2011 • Incorporated by reference to Post-Effective Amendment No. 59 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 3, 2012.

(8.48)   Amendment No. 3 dated July 31, 2013 to Amended and Restated Administrative Services Agreement dated October 3, 2005 by and among Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York and amended on May 17, 2006 and November 11, 2011 • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(8.49)   Rule 22c-2 Shareholder Information Agreement (Franklin Templeton Variable Insurance Products Trust) entered into as of April 16, 2007 among Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.50)   (Retail) Amendment No. 1 dated January 1, 2003 to Participation Agreement dated as of October 1, 2000 by and among AIM Equity Funds, AIM Distributors, Inc. (renamed Invesco Distributors, Inc. January 1, 2012), and ING Life Insurance and Annuity Company (f/k/a Aetna Life Insurance and Annuity Company) and amended on March 31, 2011 and January 1, 2012 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-105479), as filed on April 21, 2004, and by reference to Post-Effective Amendment No. 59 (file No. 033-75962), as filed on April 3, 3012.

(8.51)   (Retail) Fourth Amendment dated September 24, 2012 to Participation Agreement dated as of October1, 2000 and amended on January 1, 2003, March 31, 2011 and January 1, 2012 by and among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, ING Financial Advisers, Inc., Invesco Investment Services, Inc. and Invesco Distributors, Inc. • Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 3, 2013.

(8.52)   Services Agreement and Fund Participation Agreement dated as of December 7, 2010 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and JPMorgan Trust I, JPMorgan Trust II, J.P. Morgan Fleming Mutual Fund Group, Inc., J.P. Morgan Mutual Fund Group, J.P. Morgan Mutual Fund Investment Trust, Undiscovered Managers Funds, and JPMorgan Value Opportunities Fund Inc. and J.P. Morgan Investment Management Inc., Security Capital Research & Management Incorporated • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 033-81216), as filed on August 15, 2012.

(8.53)   Rule 22c-2 Agreement dated April 16, 2007 and is effective as of October 16, 2007, among JPMorgan Distribution Services, Inc. and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 033-81216), as filed on August 15, 2012.

(8.54)   (Retail) Fund Participation Agreement dated as of October 23, 2000 between Aetna Life Insurance and Annuity Company, The Lazard Funds, Inc. and Lazard Freres & Co. LLC • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-134760), as filed on April 12, 2007.

(8.55)   (Retail) First Amendment dated as of June 1, 2016 to the Fund Participation Agreement dated as of October 23, 2000 by and between Voya Retirement Insurance and Annuity Company, Lazard Asset Management Securities LLC, Lazard Asset Management LLC and The Retirement Series, Inc. • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.56)   (Retail) Selling and Services Agreement entered into as of July 1, 1998 by and among Aetna Investment Services, Inc., Aetna Life Insurance and Annuity Company and Lazard Freres & Co. LLC • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.57)   (Retail) Amendment effective June 18, 2007 to the Selling and Services Agreement dated July 1, 1998 by and among ING Financial Advisers, LLC, ING Life Insurance and Annuity Company and Lazard Asset Management Securities LLC • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.58)   (Retail) Second Amendment effective March 31, 2008 to the Selling and Services Agreement dated July 1, 1998 by and among ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and Lazard Asset Management Securities LLC amended as of June 18, 2007 • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.59)   (Retail) Third Amendment dated as of August 16, 2009 to the Selling and Services Agreement dated as of July 1, 1998 by and between ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company), ING Institutional Plan Services, LLP, ING Financial Advisers, LLC (formerly Aetna Investment Services, Inc.) and Lazard Asset Management Securities LLC as amended on June 18, 2007 and March 31, 2008 • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.60)   (Retail) Fourth Amendment dated as of September 22, 2011 to the Selling and Services Agreement dated as of July 1, 1998 by and between ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company), ING Institutional Plan Services, LLP, ING Financial Advisers, LLC (formerly Aetna Investment Services, Inc.) and Lazard Asset Management Securities LLC as amended on June 18, 2007, March 31, 2008 and August 16, 2009 • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.61)   (Retail) Fifth Amendment dated as of January 1, 2015 to the Selling and Services Agreement dated as of July 1, 1998 by and between Voya Retirement Insurance and Annuity Company, Voya Institutional Plan Services, LLC, Voya Financial Partners, LLC and one or more of The Lazard Funds, Inc., and Lazard Asset Management Securities LLC as amended on June 18, 2007, March 31, 2008, August 16, 2009 and September 22, 2011 • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.62)   (Retail) Sixth Amendment dated as of May 20, 2015 to the Selling and Services Agreement dated as of July 1, 1998 by and between Voya Retirement Insurance and Annuity Company, Voya Institutional Plan Services, LLC, Voya Financial Partners, LLC and one or more of The Lazard Funds, Inc., and Lazard Asset Management Securities LLC as amended on June 18, 2007, March 31, 2008, August 16, 2009 and September 22, 2011 and March __, 2015 • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.63)   (Retail) Seventh Amendment dated as of April 1, 2016 to the Selling and Services Agreement dated as of July 1, 1998 by and between Voya Retirement Insurance and Annuity Company (formerly ING Life Insurance and Annuity Company), Voya Institutional Plan Services, LLC (formerly ING Institutional Plan Services, LLC), Voya Financial Partners, LLC (formerly ING Financial Advisers, LLC) and Lazard Asset Management Securities LLC and Lazard Asset Management LLC as amended on July 18, 2007, March 31, 2008, August 16, 2009, September 22, 2011, January 1, 2015 and May 20, 2015 • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.64)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Lazard (and its affiliates), ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrator Inc. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.

(8.65)   (Retail) Selling and Services Agreement dated as of April 30, 2001 by and among Aetna Investment Services, LLC, Aetna Life Insurance and Annuity Company (renamed ING Life Insurance and Annuity Company) and Loomis Sayles Distributors, L.P. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 11, 2008.

(8.66)   (Retail) First Amendment dated March 13, 2009 to the Selling and Services Agreement dated April 30, 2001 between ING Financial Services, LLC (formerly Aetna Investment Services, LLC), ING Institutional Plan Services, LLP, ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) and Natixis Distributors, L.P. (formerly IXIS Asset Management Distributor, L.P.) prior thereto CDC IXIS Asset Management Distributors, L.P. (Loomis Sayles) • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 9, 2009.

(8.67)   (Retail) Letter Agreement dated January 16, 2002 to Selling and Services Agreement dated April 30, 2001 between Aetna Investment Services, LLC, Aetna Life Insurance and Annuity Company and Loomis Sayles Distributors, L.P. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 11, 2008.

(8.68)	(Retail) Letter Agreement dated May 20, 2003 and effective on July 1, 2003 to Selling and Services Agreement dated April 30, 2001 between Aetna Investment Services, LLC, Aetna Life Insurance and Annuity Company and Loomis Sayles Distributors, L.P. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 11, 2008.
(8.69)	Rule 22c-2 Agreement dated March 27, 2007 and is effective as of October 16, 2007 between IXIS Asset Management Distributors, L.P. (Loomis Sayles), ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 11, 2008.
(8.70)	Fund Participation Agreement dated as of July 20, 2001 between Lord Abbett Series Fund, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.
(8.71)	First Amendment dated April 30, 2009 and effective as of May 1, 2005 to Fund Participation Agreement effective as of July 20, 2001 among ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company), Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(8.72)	Service Agreement dated as of July 20, 2001 between Lord Abbett & Co. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.
(8.73)	First Amendment dated April 30, 2009 and effective as of May 1, 2005 to Service Agreement effective as of July 20, 2001 between ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) and Lord Abbett Series Fund, Inc. • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.74)	Rule 22c-2 Agreement effective April 16, 2007 and operational on October 16, 2007 among Lord Abbett Distributor LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.75)	(Retail) Fund Participation Agreement dated August 15, 2000 between Oppenheimer and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 13, 2000.
(8.76)	(Retail) First Amendment dated October 1, 2012 to the Participation Agreement dated as of August 15, 2000 between ING Life Insurance and Annuity Company, OppenheimerFunds Distributor, Inc. and OppenheimerFunds Services • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 333-134760), as filed on December 20, 2012.
(8.77)	(Retail) Second Amendment dated February 1, 2013 to the Participation Agreement dated August 15, 2000 between ING Life Insurance and Annuity Company, ING Financial Advisers, LLC, OppenheimerFunds Distributor, Inc. and Shareholder Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 7, 2014.
(8.78)	(Retail) Third Amendment dated November 4, 2013 to the Participation Agreement dated August 15, 2000 between ING Life Insurance and Annuity Company, ING Financial Advisers, LLC, OppenheimerFunds Distributor, Inc. and Shareholder Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 7, 2014.
(8.79)	Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Oppenheimer Funds Services, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.80)   Parnassus Selling and Services Agreement and Fund Participation Agreement dated 2008 by and between ING Life Insurance and Annuity Company, ING Financial Advisers, LLC, and Parnassus Funds Distributor • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-167680), as filed on June 22, 2010.

(8.81)   Rule 22c-2 Agreement made and entered as of this 1 day of September, 2008 between Parnassus Funds Distributors and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Systematized Benefits Administrators Inc. • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-167680), as filed on June 22, 2010.

(8.82)   (Retail) Selling and Services Agreement and Fund Participation Agreement dated March 11, 2003 by and among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, ING Financial Advisers, LLC and PIMCO Advisors Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 55 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 15, 2009.

(8.83)   (Retail) First Amendment entered into as of December 31, 2003 to Selling and Services Agreement and Fund Participation Agreement between ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, ING Financial Advisers, LLC and PIMCO Advisors Distributors LLC (renamed Allianz Global Investors Distributors LLC) dated as of March 11, 2003 and amended on July 1, 2005, October 1, 2008, March 10, 2009 and January 26, 2011 • Incorporated by reference to Post-Effective Amendment No. 55 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 15, 2009, and by reference to Post-Effective Amendment No. 56 (File No. 333-01107), as filed on December 18, 2009.

(8.84)   (Retail) Sixth Amendment dated as of January 9, 2014 to the Selling and Services Agreement and Participation Agreement dated as of March 11, 2003 by and between ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, ING USA Annuity and Life Insurance Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, Allianz Global Investors Distributors LLC and Allianz Global Investors Fund Management LLC and amended on December 31, 2003, July 1, 2005, October 1, 2008, March 10, 2009 and January 26, 2011 • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(8.85)   Rule 22c-2 Agreement dated no later than April 16, 2007, is effective as of the 16th day of October, 2007 between Allianz Global Investors Distributors LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007.

(8.86)   (Retail) Fund Participation Agreement dated as of September 21, 2000 among Aetna Life Insurance and Annuity Company, Pioneering Services Corporation and Pioneer Funds Distributor, Inc. • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-105479), as filed on May 22, 2003.

(8.87)   (Retail) Amendment No. 1 made and entered into as of August 5, 2003 to Fund Participation Agreement dated as of September 21, 2000 among Pioneering Services Corporation, Pioneer Funds Distributor, Inc. and Aetna Life Insurance and Annuity Company and amended on April 1, 2003, May 1, 2004, March 1, 2008 and September 17, 2010 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-105479), as filed on April 21, 2004, and by reference to Post-Effective Amendment No. 8 (File No. 333-109860), as filed on April 18, 2006, and by reference to Post-Effective Amendment No. 12 (File No. 333-109860), as filed on April 15, 2009, and by reference to Post-Effective Amendment No. 17 (File No. 333-109860), as filed on December 3, 2010.

(8.88)   (Retail) Sixth Amendment dated as of March 1, 2013 to the Fund Participation Agreement dated as of September 21, 2000 by and between ING Life Insurance and Annuity Company, ReliaStar Life Insurance and Annuity Company, ReliaStar Life Insurance Company of New York, Pioneer Investment Management Shareholder Services, Inc. and Pioneer Funds Distributor, Inc. as amended on April 1, 2003, August 5, 2003, May 1, 2004, March 1, 2008 and September 17, 2010 • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 333-109860), as filed on April 9, 2014.

(8.89)   (Retail) Trust Networking Agreement dated as of November 7, 2002 by and between Pioneer Investment Management Shareholder Services, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-109860), as filed on April 16, 2004.

(8.90)   Rule 22c-2 Agreement dated March 1, 2007 and is effective as of October 16, 2007 between Pioneer Investment Management Shareholder Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.91)   (Retail) Selling and Services Agreement and Fund Participation Agreement dated as of September 15, 2008 by and between ING Life Insurance and Annuity Company, ING Financial Advisers, LLC, Victory Capital Advisers, Inc., Victory Capital Management and The Victory Portfolios and amended on March 18, 2009 • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 333-109860), as filed on December 18, 2009.

(8.92)   (Retail) First Amendment to the Selling and Services Agreement and Participation Agreement dated as of March 18, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLP, ING Financial Advisers, LLC, Victory Capital Advisers, Inc., The Victory Portfolios, Victory Capital Management and The Victory Institutional Funds • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-109860), as filed on April 10, 2015.

(8.93)   (Retail) Second Amendment to the Selling and Services Agreement and Participation Agreement dated as of April 1, 2014 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, Victory Capital Advisers, Inc., Victory Capital Management, The Victory Portfolios and The Victory Institutional Funds • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-109860), as filed on April 10, 2015.

(8.94)   (Retail) Third Amendment to the Selling and Services Agreement and Fund Participation Agreement dated as of January 1, 2017 by and among Voya Retirement Insurance and Annuity Company (formerly ING Life Insurance and Annuity Company), Voya Institutional Plan Services, LLC (formerly ING Institutional Plan Services, LLP), Voya Financial Partners, LLC (formerly ING Financial Advisers, LLC), Victory Capital Advisers, Inc. and Victory Portfolios • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 14, 2017.

(8.95)   Restated Rule 22c-2 Agreement dated April 2, 2009 between Victory Capital Advisers, Inc., The Victory Institutional Funds, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 333-109860), as filed on December 18, 2009.

(8.96)   Fund Participation, Administrative and Shareholder Service Agreement made and entered into as of July 25, 2016 by and between Voya Retirement Insurance and Annuity Company, Voya Financial Partners, LLC and Voya Investments Distributor, LLC• Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.97)   Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.98)   Fund Participation Agreement effective as of May 1, 2004 between Wanger Advisors Trust, Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.99)   First Amendment dated May 7, 2007 to Fund Participation Agreement effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, Wanger Advisors Trust, ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 53 to Registration Statement on Form N-4 (File No. 333-01107), as filed on August 18, 2008.

(8.100) Service Agreement with Investment Adviser effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, ING Insurance Company of America, and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.101)	Rule 22c-2 Agreement dated April 16, 2007 and is effective as of October 16, 2007 among Columbia Management Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.
(8.102)	First Amendment to Rule 22c-2 Agreement dated March 21, 2011 by and between Columbia Management Investment Services Corp., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 3, 2012.
(9)	Opinion and Consent of Counsel
(10)	Consent of Independent Registered Public Accounting Firm
(11)	Not applicable
(12)	Not applicable
(13)	Powers of Attorney

Item 25.   Directors and Officers of the Depositor*

Name	Principal Business Address	Positions and Offices with Depositor
Charles P. Nelson	One Orange Way Windsor, CT 06095-4774	Director and President
Alain M. Karaoglan	230 Park Avenue New York, NY 10169	Director
Rodney O. Martin, Jr.	230 Park Avenue New York, NY 10169	Director and Chairman
Chetlur S. Ragavan	230 Park Avenue New York, NY 10169	Director, Executive Vice President and Chief Risk Officer
Michael S. Smith	230 Park Avenue New York, NY 10169	Director and Executive Vice President, Finance
Carolyn M. Johnson	One Orange Way Windsor, CT 06095-4774	Director and Senior Vice President
Patricia J. Walsh	230 Park Avenue New York, NY 10169	Executive Vice President and Chief Legal Officer
Justin Smith	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Deputy General Counsel

Name	Principal Business Address	Positions and Offices with Depositor
C. Landon Cobb, Jr.	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Chief Accounting Officer
Joseph J. Elmy	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President, Tax
Howard F. Greene	230 Park Avenue New York, NY 10169	Senior Vice President, Compensation
Heather H. Lavallee	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Patrick D. Lusk	1475 Dunwoody Drive West Chester, PA 19380	Senior Vice President and Appointed Actuary
Francis G. O'Neill	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Financial Officer
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Treasurer
Matthew Toms	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President
Chad J. Tope	909 Locust Street Des Moines, IA 50309	Senior Vice President
Jean Weng	230 Park Avenue New York, NY 10169	Senior Vice President and Assistant Secretary
Jennifer M. Ogren	20 Washington Avenue South Minneapolis, MN 55401	Secretary
Anne M. Iezzi	One Orange Way Windsor, CT 06095-4774	Vice President and Chief Compliance Officer
Brian J. Baranowski	One Orange Way Windsor, CT 06095-4774	Vice President, Compliance
Debra M. Bell	8055 East Tuft Avenue Suite 710 Denver, CO 80237	Vice President and Assistant Treasurer
Kristi L. Cooper	909 Locust Street Des Moines, IA 50309	Vice President, Compliance
Chad M. Eslinger	20 Washington Avenue South Minneapolis, MN 55401	Vice President, Compliance
Regina A. Gordon	One Orange Way Windsor, CT 06095-4774	Vice President, Compliance
Kevin J. Reimer	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer

*   These individuals may also be directors and/or officers of other affiliates of the Company.

Item 26.   Persons Controlled by or Under Common Control with the Depositor or Registrant

Voya Financial, Inc.
HOLDING COMPANY SYSTEM

06-30-2017

- Voya Financial, Inc. (*1)
  Non-Insurer (Delaware) 52-1222820
  NAIC 4832
  - Voya Services Company
    Non-Insurer (Delaware) 52-1317217
  - Voya Payroll Management, Inc.
    Non-Insurer (Delaware) 52-2197204
  - Voya Holdings Inc.
    Non-Insurer (Connecticut) 02-0488491
    - IB Holdings LLC
      Non-Insurer (Virginia) 41-1983894
      - The New Providence Insurance Company, Limited
        Non-Insurer (Cayman Islands) 98-0161114
    - Voya Financial Advisors, Inc.
      Non-Insurer (Minnesota) 41-0945505
    - Voya Investment Management LLC
      Non-Insurer (Delaware) 58-2361003
      - Voya Investment Management Co. LLC
        Non-Insurer (Delaware) 06-0888148
        - Voya Investment Management (Bermuda) Holdings Limited
          Non-Insurer (Bermuda)
        - Voya Investment Trust Co.
          Non-Insurer (Connecticut) 06-1440627
        - Voya Investment Management (UK) Limited
          Non-Insurer (United Kingdom)
      - Voya Investment Management Alternative Assets LLC
        Non Insurer (Delaware) 13-4038444
        - Voya Alternative Asset Management LLC
          Non-Insurer (Delaware) 13-3863170
        - Voya Furman Selz Investments III LLC (*2)
          Non-Insurer (Delaware) 13-4127836
        - Voya Realty Group LLC
          Non-Insurer (Delaware) 13-4003969
        - Voya Pomona Holdings LLC
          Non-Insurer (Delaware) 13-4152011
          - Pomona G. P. Holdings LLC (*3)
            Non-Insurer (Delaware) 13-4150600
          - Pomona Management LLC
            Non-Insurer (Delaware) 13-4149700
        - Voya Alternative Asset Management Ireland Limited
          Non-Insurer (Ireland)
      - Voya Capital, LLC
        Non-Insurer (Delaware) 86-1020892
        - Voya Funds Services, LLC
          Non-Insurer (Delaware) 86-1020893
          - Voya Investments Distributor, LLC
            Non-Insurer (Delaware) 03-0485744
          - Voya Investments, LLC
            Non-Insurer (Arizona) 03-0402099
      - First Lien Loan Program LLC (*4)
        Non-Insurer (Delaware) 30-0841155
      - Senior Secured Unitranche Loan Program LLC (*5)
        Non-Insurer (Delaware)
    - Voya Retirement Insurance and Annuity Company
      Insurer (Connecticut) 71-0294708 NAIC 86509

06/30/17

Page 1

06/30/17

Page 2

Directed Services LLC
Non-Insurer (Delaware) 14-1984144

Voya Financial Partners, LLC
Non-Insurer (Delaware) 06-1375177

Voya Institutional Trust Company
Non-Insurer (Connecticut) 46-5416028

Voya Insurance and Annuity Company
Insurer (Iowa) 41-0991508 NAIC 80942

ReliaStar Life Insurance Company
Insurer (Minnesota) 41-0451140 NAIC 67105

ReliaStar Life Insurance Company of New York
Insurer (New York) 53-0242530 NAIC 61360

Roaring River, LLC
Insurer (Missouri) 26-3355951 NAIC 13583

Voya Institutional Plan Services, LLC
Non-Insurer (Delaware) 04-3516284

Voya Retirement Advisors, LLC
Non-Insurer (New Jersey) 22-1862786

Australia Retirement Services Holding, LLC
Non-Insurer (Delaware) 26-0037599

ILICA LLC
Non-Insurer (Connecticut) 06-1067464

Voya International Nominee Holdings, Inc.
Non-Insurer (Connecticut) 06-0952776

AII 1, LLC
Non-Insurer (Connecticut) No Tax ID

AII 2, LLC
Non-Insurer (Connecticut) No Tax ID

AII 3, LLC
Non-Insurer (Connecticut) No Tax ID

AII 4, LLC
Non-Insurer (Connecticut) No Tax ID

Voya Insurance Solutions, Inc.
Non-Insurer (Connecticut) 06-1465377

Langhorne I, LLC
Non-Insurer (Missouri) 46-1051195 NAIC: 15365

Security Life Assignment Corp.
Non-Insurer (Colorado) 84-1437826

Security Life of Denver Insurance Company
Insurer (Colorado) 84-0499703 NAIC 68713

Voya America Equities, Inc.
Non-Insurer (Colorado) 84-1251388

Midwestern United Life Insurance Company
Insurer (Indiana) 35-0838945 NAIC 66109

Roaring River IV Holding, LLC
Non-Insurer (Delaware) 46-3607309

Roaring River IV, LLC
Insurer (Missouri) 80-0955075 NAIC 15364

Security Life of Denver International Limited
Insurer (Arizona) 98-0138339 NAIC 15321

Roaring River II, Inc.
Insurer (Arizona) 27-2278894 NAIC 14007

Voya Custom Investments LLC
Non-Insurer (Delaware) 27-2278894

SLD1 Georgia Holdings, Inc.
Non-Insurer (Georgia) 27-1108872

Voya II Custom Investments LLC
Non-Insurer (Delaware) 27-1108872

Rancho Mountain Properties, Inc.
Non-Insurer (Delaware) 27-2987157

IIPS of Florida, LLC
Non-Insurer (Florida)
Voya Financial Products Company, Inc.
Non-Insurer (Delaware) 26-1956344

06/30/17

Page 4

[*1] On March 9, 2015, pursuant to the completion of a registered public offering, and a share buyback with Voya Financial, Inc. (collectively, the "March 2015 Transactions"), ING Groep N.V.("ING Group") sold off all of the shares of Voya Financial, Inc. common stock that it owned. ING Group continues to own warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments. Upon completion of the March 2015 Transactions, ING Group is no longer an affiliate of, or the ultimate controlling person of, the Voya Financial, Inc. holding company system.

[*2] Voya Furman Selz Investments III LLC owned 95.81% by Voya Investment Management Alternative Assets LLC and 4.19% by Third Party Shareholder.

[*3] Pomona G. P. Holdings LLC owned 50% by Voya Pomona Holdings LLC and 50% by Third Party Shareholder.

[*4] First Lien Loan Program LLC controlled 50% by Voya Investment Management LLC and 50% by Third Party Stakeholder (Voya equity ownership of FLLP LLC is less than 15%).

[*5] Senior Secured Unitranche Loan Program LLC management controlled 50% by Voya Investment Management LLC and 50% by Third Party Shareholder (Voya equity ownership of SSULP LLC is less than 15%).

Item 27.   Number of Contract Owners

As of July 28, 2017, there were 576,607 individuals holding interests in variable annuity contracts funded through Variable Annuity Account C of Voya Retirement Insurance and Annuity Company.

Item 28.   Indemnification

Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations.

These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(2); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to

Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, Voya Financial, Inc. maintains Professional Liability and Fidelity bond, Employment Practices liability and Network Security insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. The policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a. "Cyber/IT").

Section 20 of the Voya Financial Partners, LLC Amended and Restated Limited Liability Company Agreement executed as of June 30, 2016 provides that Voya Financial Partners, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of Voya Financial Partners, LLC, as long as he acted in good faith on behalf of Voya Financial Partners, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

<u>Item 29.   Principal Underwriter</u>

(a)   In addition to serving as the principal underwriter for the Registrant, Voya Financial Partners, LLC acts as the principal underwriter for Variable Life Account B of Voya Retirement Insurance and Annuity Company (VRIAC), Variable Annuity Account C of VRIAC, Variable Annuity Account I of VRIAC and Variable Annuity Account G of VRIAC (separate accounts of VRIAC registered as unit investment trusts under the 1940 Act). Voya Financial Partners, LLC is also the principal underwriter for (i) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B and C (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act), (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the1940 Act), and (viii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the1940 Act).

(b)   The following are the directors and officers of the Principal Underwriter:

<u>Name</u>	<u>Principal Business Address</u>	<u>Positions and Offices with Underwriter</u>
William P. Elmslie	One Orange Way Windsor, CT 06095-4774	Director and Managing Director
Thomas W. Halloran	30 Braintree Hill Office Park Floors 2-4 Braintree, MA 02184	Director
Regina A. Gordon	One Orange Way Windsor, CT 06095-4774	Chief Compliance Officer
Kristin H. Hultgren	One Orange Way Windsor, CT 06095-4774	Chief Financial Officer
Joseph J. Elmy	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President, Tax
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Treasurer

Name	Principal Business Address	Positions and Offices with Underwriter
Jean Weng	230 Park Avenue New York, NY 10169	Senior Vice President and Assistant Secretary
Jennifer M. Ogren	20 Washington Avenue South Minneapolis, MN 55401	Secretary
M. Bishop Bastien	3017 Douglas Boulevard Roseville, CA 95661	Vice President
Debra M. Bell	8055 East Tuft Avenue Suite 710 Denver, CO 80237	Vice President and Assistant Treasurer
Lisa S. Gilarde	One Orange Way Windsor, CT 06095-4774	Vice President
Bernard P. Heffernon	10740 Nall Avenue, Suite 120 Overland Park, KS 66211	Vice President
Mark E. Jackowitz	22 Century Hill Drive, Suite 101 Latham, NY 12110	Vice President
Carol B. Keen	One Orange Way Windsor, CT 06095-4774	Vice President
George D. Lessner, Jr.	15455 North Dallas Parkway Suite 1250 Addison, TX 75001	Vice President
David J. Linney	2900 North Loop West, Suite 180 Houston, TX 77092	Vice President
Dawn M. Mazzola	One Orange Way Windsor, CT 06095-4774	Vice President
Michael J. Pise	One Orange Way Windsor, CT 06095-4774	Vice President
Kevin J. Reimer	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Elizabeth L. Schroeder	One Orange Way Windsor, CT 06095-4774	Vice President
Frank W. Snodgrass	9020 Overlook Blvd. Brentwood, TN 37027	Vice President
Angelia M. Lattery	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary

Name	Principal Business Address	Positions and Offices with Underwriter
Tina M. Schultz	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
James D. Ensley	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer
Terry L. Owens	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer

(c)   Compensation to Principal Underwriter during last fiscal year:

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation*
Voya Financial Partners, LLC				$51,308,844.30

*   Reflects compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of Voya Retirement Insurance and Annuity Company during 2016.

Item 30.   Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by Voya Retirement Insurance and Annuity Company at One Orange Way, Windsor, Connecticut 06095-4774 and at Voya Services Company at 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390.

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are located at the offices of the Depositor as follows:

Voya Services Company
20 Washington Avenue South
Minneapolis, MN 55401

Voya Services Company
5780 Powers Ferry Road
Atlanta, GA 30327-4390

Voya Retirement Insurance and Annuity Company
One Orange Way, C2N
Windsor, CT 06095-4774

Voya Retirement Insurance and Annuity Company
Customer Service
P.O. Box 5049
Minot, ND 58702-5049

Item 31.   Management Services

Not applicable

Item 32.   Undertakings

Registrant hereby undertakes:

(a)   to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

(b)   to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

(c)   to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents that with respect to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), it is relying on and complies with the terms of the SEC Staff's No-Action Letter dated August 30, 2012, with respect to participant acknowledgement of and language concerning withdrawal restrictions applicable to such plans. See ING Life Insurance and Annuity Company; S.E.C. No-Action Letter, 2012 WL 3862169, August 30, 2012.

Except in relation to 403(b) plans subject to ERISA, the Company hereby represents that it is relying on and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988, with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended. See American Council of Life Insurance; S.E.C. No-Action Letter, 1988 WL 1235221, November 28, 1988.

Voya Retirement Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Voya Retirement Insurance and Annuity Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Variable Annuity Account C of Voya Retirement Insurance and Annuity Company, has duly caused this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 033-81216) to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 1st day of September, 2017.


VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND
ANNUITY COMPANY
    (Registrant)

By: VOYA RETIREMENT INSURANCE AND
         ANNUITY COMPANY
         (Depositor)

By: Charles P. Nelson*
         Charles P. Nelson
         President
         (principal executive officer)


As required by the Securities Act of 1933, this Post-Effective Amendment No. 58 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
Charles P. Nelson* Charles P. Nelson	Director and President (principal executive officer)	)))
Francis G. O'Neill* Francis G. O'Neill	Senior Vice President and Chief Financial Officer (principal financial officer)	)))
C. Landon Cobb, Jr.* C. Landon Cobb, Jr.	Senior Vice President and Chief Accounting Officer (principal accounting officer)	) September) 1, 2017)
Carolyn M. Johnson* Carolyn M. Johnson	Director	)))
Alain M. Karaoglan* Alain M. Karaoglan	Director	)))
Rodney O. Martin, Jr.* Rodney O. Martin, Jr.	Director	)))

Chetlur S. Ragavan*	Director	)
Chetlur S. Ragavan		)
		)
Michael S. Smith*	Director	)
Michael S. Smith		)

By: /s/J. Neil McMurdie
        J. Neil McMurdie
        *Attorney-in-Fact

VARIABLE ANNUITY ACCOUNT C
EXHIBIT INDEX

Exhibit No.	Exhibit	
24(b)(9)	Opinion and Consent of Counsel	_____
24(b)(10)	Consent of Independent Registered Public Accounting Firm	_____
24(b)(13)	Powers of Attorney	_____